UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101. Information to be Included in Statements Filed Pursuant to Section 240.13d-1(a)

and Amendments Thereto Filed Pursuant to Section 240.13d-2(a))

Under the Securities Exchange Act of 1934

    ICX TECHNOLOGIES, INC.

(Name of issuer)

    Common Stock, Par Value $0.001 Per Share

(Title of class of securities)

    44934T105

(CUSIP number)

    William W. Davis

Senior Vice President, General Counsel and Secretary

FLIR Systems, Inc.

27700 SW Parkway Avenue

Wilsonville, Oregon 97070

(503) 498-3547

with a copy to:

Larry A. Barden

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

(312) 853-7000

(Name, address and telephone number of person authorized to receive notices and communications)

    October 4, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 44934T105
1	Name of reporting persons I.R.S. Identification No. of Above Person (Entities Only): Indicator Merger Sub, Inc. 32-0316481
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds AF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 32,683,590*
	8	Shared voting power 0
	9	Sole dispositive power 32,683,590*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 32,683,590*
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 93.4%*
14	Type of reporting person CO

13D

CUSIP No. 44934T105
1	Name of reporting persons I.R.S. Identification No. of Above Person (Entities Only): FLIR Systems, Inc. 93-0708501
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Oregon
Number of shares beneficially owned by each reporting person with	7	Sole voting power 34,995,451*†
	8	Shared voting power 0
	9	Sole dispositive power 34,995,451*†
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 34,995,451*†
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 100%*†
14	Type of reporting person CO

*	32,683,590 (93.4%) of outstanding shares of ICx Technologies, Inc. (“ICx”) were acquired on October 4, 2010 by Indicator Merger Sub, Inc. (“Purchaser”), a wholly owned subsidiary of FLIR Systems, Inc. (“FLIR”), pursuant to a cash tender offer (the “Offer”) commenced by Purchaser on September 3, 2010. Also on October 4, 2010, following Purchaser’s acceptance of such tendered shares, Purchaser merged with and into ICx (the “Merger”), upon which the separate corporate existence of Purchaser ceased.
†	Pursuant to the Offer, FLIR, through Purchaser, indirectly acquired 32,683,590 outstanding shares of ICx. Pursuant to the Merger, FLIR acquired the remaining 2,311,861 outstanding shares of ICx, resulting in post-Merger direct ownership by FLIR of 100% of ICx shares.

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Shares”), of ICx Technologies, Inc., a Delaware corporation (the “Issuer” or “ICx”). The principal executive offices of ICx are located at 2100 Crystal Drive, Suite 650, Arlington, Virginia 22202.

Item 2. Identity and Background.

This Schedule 13D is being filed by (i) Indicator Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and wholly owned subsidiary of FLIR Systems, Inc., an Oregon corporation (“FLIR”) and (ii) FLIR pursuant to Rule 13d-1(a) of Regulation D under the Exchange Act. The address of the principal executive offices of each of the Purchaser and FLIR is 27700 SW Parkway Avenue, Wilsonville, Oregon 97070.

FLIR engages in the design, manufacture and marketing of thermal imaging systems and its products are used in a wide variety of applications in commercial, industrial and government markets worldwide. The Purchaser was formed solely for the purpose of acquiring ICx and has not engaged, and does not expect to engage, in any other business activities.

Set forth in Schedule I hereto, which is incorporated herein by reference, is the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each of the Purchaser’s and FLIR’s directors and executive officers, as of the date hereof. Other than such directors and executive officers, there are no persons controlling the Purchaser or FLIR.

During the last five years, neither the Purchaser, FLIR, nor, to the knowledge of the Purchaser or FLIR, any of the other persons identified in Schedule I: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On August 16, 2010, FLIR and the Purchaser entered into an Agreement and Plan of Merger (the “Merger Agreement”) with ICx. Pursuant to the Merger Agreement, on September 3, 2010, the Purchaser commenced a tender offer (the “Offer”) to purchase all of the outstanding Shares at a price of $7.55 per Share in cash, without interest and less any required withholding taxes (the “Offer Price”). Following the completion of the Offer, the Purchaser was merged with and into ICx (the “Merger”) on October 4, 2010, with ICx surviving the Merger as a wholly owned subsidiary of FLIR.

The total amount of funds required to purchase all of the Shares pursuant to the Offer and complete the Merger was approximately $268 million, including related transaction fees and expenses. FLIR contributed cash to the Purchaser in a sufficient amount to complete the purchase of Shares in the Offer and the Merger. FLIR obtained the necessary funds from its cash on hand.

All of the information contained in the section entitled “Source and Amount of Funds” of the Offer to Purchase dated September 3, 2010 (together with any amendments and supplements thereto, the “Offer to Purchase”), attached as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by the Purchaser and FLIR with the Securities and Exchange Commission on September 3, 2010 is incorporated herein by reference.

Item 4. Purpose of Transaction.

(a)-(b) Pursuant to the Merger Agreement, on September 3, 2010, the Purchaser and FLIR commenced the Offer to purchase all of the outstanding Shares at a purchase price of $7.55 per Share in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, incorporated herein by reference to Exhibit (a)(1)(A) of the Schedule TO, and the related Letter of Transmittal, incorporated herein by reference to Exhibit (a)(1)(B) of the Schedule TO. After consummation of the Offer and pursuant to the Merger Agreement, the Purchaser was merged with and into ICx, with ICx surviving the Merger as a wholly owned subsidiary of FLIR. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than (i) shares owned, directly or indirectly, by the Purchaser or FLIR or any of their respective subsidiaries or by ICx as treasury stock, which were cancelled and ceased to exist, and (ii) shares owned by ICx stockholders who perfect appraisal rights under Delaware law) was cancelled and converted into the right to receive $7.55 in cash, without interest and less any required withholding taxes.

(c) Not applicable.

(d) On October 4, 2010, upon the effectiveness of the Merger, the directors of the Purchaser immediately prior to the effective time of the Merger became the directors of ICx, the surviving corporation.

(e) Following the Merger, on October 5, 2010, FLIR, as the sole stockholder of ICx, adopted and approved an action brought to FLIR by the board of directors of ICx, effecting a reverse stock split of the shares of common stock of ICx (the “Reverse Stock Split”). Pursuant to the Reverse Stock Split, each 400,000 shares of common stock of ICx was reclassified and changed into one such fully paid and nonassessable share of common stock, resulting in a total of 100 shares of common stock of ICx outstanding (all of which are held by FLIR). Simultaneously, FLIR, as the sole stockholder of ICx, adopted and approved an amendment to the Certificate of Incorporation of ICx which decreased the number of authorized shares of common stock from 40,010,000 to 1,000. The Certificate of Amendment to the Certificate of Incorporation filed with the Secretary of State of the State of Delaware on October 5, 2010 is filed as Exhibit 99.2 hereto and incorporated by reference.

(f) Not applicable.

(g) On October 4, 2010, upon the effectiveness of the Merger, the Certificate of Incorporation and Bylaws of ICx were amended and restated in their entirety to read as the Certificate of Incorporation and Bylaws, respectively, of the Purchaser as in effect immediately prior to the Merger. The Certificate of Incorporation and Bylaws upon the effectiveness of the Merger are filed as Exhibit 99.1 and 99.3 hereto and incorporated herein by reference. All of the information contained in Item 4(e) of this Schedule 13D is also incorporated herein by reference.

(h) - (i) Upon consummation of the Merger, the Shares became eligible for delisting from the NASDAQ Global Market and termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(j) Other than as described above, FLIR does not currently have any plan or proposals that relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although FLIR reserves the right to develop such plans).

Item 5. Interest in Securities of the Issuer.

(a)-(b) As a result of the purchase of Shares pursuant to the Offer, the Purchaser beneficially owned an aggregate 32,683,590 Shares, representing 93.4% of the outstanding Shares (based upon 34,995,451 Shares issued and outstanding as of October 4, 2010, as represented by ICx). Upon consummation of the Merger, FLIR beneficially owned an aggregate 34,995,451 of the Shares, representing 100% of the outstanding Shares.

(c) On October 4, 2010, the Purchaser accepted 32,683,590 Shares for purchase at the Offer Price, representing the number of Shares validly tendered and not validly withdrawn as of the expiration of the Offer. Following the Purchaser’s acceptance for payment of all validly tendered and not validly withdrawn Shares, on October 4, 2010, pursuant to the terms of the Merger Agreement, the Purchaser merged with and into ICx and each Share of ICx (other than (i) shares owned, directly or indirectly, by the Purchaser or FLIR or any of their respective subsidiaries or by ICx as treasury stock, which were cancelled and ceased to exist and (ii) shares owned by ICx stockholders who perfect appraisal rights under Delaware law) was automatically converted into the right to receive $7.55 in cash, without interest and less any required withholding taxes. As a result of the Merger, FLIR acquired beneficial ownership of 34,995,451 Shares.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of the Purchaser and FLIR, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of ICx, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Description of Exhibits

99.1	Certificate of Incorporation of ICx Technologies, Inc. (incorporated herein by reference to Exhibit 3.1 to the Form 8-K filed by ICx with the Securities and Exchange Commission on October 7, 2010).

99.2	Certificate of Amendment to the Certificate of Incorporation of ICx Technologies, Inc. (incorporated herein by reference to Exhibit 3.1 to the Form 8-K filed by ICx with the Securities and Exchange Commission on October 12, 2010).

99.3	Bylaws of ICx Technologies, Inc. (incorporated herein by reference to Exhibit 3.2 to the Form 8-K filed by ICx with the Securities and Exchange Commission on October 7, 2010).

99.4	Agreement and Plan of Merger, dated as of August 16, 2010, by and among FLIR Systems, Inc., Indicator Merger Sub, Inc. and ICx Technologies, Inc. (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO filed by the Purchaser and FLIR with the Securities and Exchange Commission on September 3, 2010).

99.5	Tender & Support Agreement, dated as of August 16, 2010, by and among FLIR Systems, Inc., Indicator Merger Sub, Inc., DPI LLC, Valentis SB L.P., Wexford Spectrum Investors LLC, Wexford Catalyst Investors LLC and Debello Investors LLC. (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO filed by the Purchaser and FLIR with the Securities and Exchange Commission on September 3, 2010).

99.6	Confidentiality Agreement, dated as of March 17, 2010, between ICx Technologies, Inc. and FLIR Systems, Inc. (incorporated herein by reference to Exhibit (d)(5) to the Schedule TO filed by the Purchaser and FLIR with the Securities and Exchange Commission on September 3, 2010).

99.7	Joint Filing Agreement, dated as of October 14, 2010, by and between FLIR Systems, Inc. and Indicator Merger Sub, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 14, 2010	INDICATOR MERGER SUB, INC.

	By:	/s/ William W. Davis
	Name:	William W. Davis
	Title:	Secretary

October 14, 2010	FLIR SYSTEMS, INC.

	By:	/s/ William W. Davis
	Name:	William W. Davis
	Title:	Senior Vice President, General Counsel and Secretary

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS

OF THE PURCHASER AND FLIR

The name, current principal occupation or employment and material occupations, positions, offices or employment during at least the past five years of each director and executive officer of the Purchaser and FLIR are set forth below. The business address of each director and executive officer of the Purchaser and FLIR is 27700 SW Parkway Avenue, Wilsonville, Oregon 97070. The business telephone number of each director and executive officer of the Purchaser and FLIR is (503) 498-3547. All of the individuals listed below are citizens of the United States of America.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Earl R. Lewis

Chairman of the Board of Directors, President and Chief Executive Officer of FLIR; Director of the Purchaser

Mr. Lewis, 66, has served as Chairman, President and Chief Executive Officer of FLIR since November 1, 2000. Mr. Lewis was initially elected to the Board of Directors of FLIR in June 1999 in connection with the acquisition of Spectra Physics AB by Thermo Instrument Systems, Inc. Prior to joining FLIR, Mr. Lewis served in various capacities at Thermo Instrument Systems, Inc., with his last role as President and Chief Executive Officer. Mr. Lewis is a member of the Board of Directors of Harvard BioScience, NxStage Medical, Inc. and American DG Energy, Inc. Mr. Lewis is a Trustee of Clarkson University and New Hampton School. Mr. Lewis holds a B.S. from Clarkson College of Technology and has attended post-graduate programs at the University of Buffalo, Northeastern University and Harvard University. Mr. Lewis has a Professional Director Certification, earned through an extended series of director education programs sponsored by the Corporate Directors Group, an accredited organization of RiskMetrics ISS.

John D. Carter

Director of FLIR

Mr. Carter, 64, has served as a Director of FLIR since August 2003. Mr. Carter was President and Chief Executive Officer of Schnitzer Steel Industries, Inc., a metals recycling company, from May 2005 through November 2008. Since December 1, 2008, Mr. Carter has served as Chairman of the Board of Directors of Schnitzer Steel Industries, Inc. From 2002 to 2005, Mr. Carter was a principal in the consulting firm of Imeson & Carter, a firm specializing in transportation and international business transactions. From 1982 to 2002, Mr. Carter served in a variety of senior management capacities at Bechtel Group, Inc. including Executive Vice President and Director, as well as President of Bechtel Enterprises, Inc., a wholly owned subsidiary, and other operating groups. Mr. Carter is a member of the Board of Directors of Northwest Natural Gas Company. He also is the manager of Birch Creek Associates LLC and Dusky Goose LLC, engaged in agricultural and commercial land ownership, vineyard ownership and wine business. He received his B.A. in History from Stanford University and his J.D. from Harvard Law School.

General William W. Crouch (United States Army – Retired)

Director of FLIR

General Crouch, 69, has served as a Director of FLIR since May 2005. General Crouch retired from the United States Army in 1999 following a 36-year career during which he served in numerous roles including Commanding General—Eighth Army and Chief of Staff, United Nations Command and United States Forces Korea; Commander in Chief, United States Army, Europe; Commanding General, NATO Implementation (later Stabilization) Force, Bosnia/Herzegovina; and the United States Army’s 27th Vice Chief of Staff. In retirement, he has served as one of five generals who oversee the Army’s Battle Command Training Program. In October 2000, General Crouch was named co-chair of the USS COLE Commission, which was formed to examine the terrorist attack on the USS COLE. He is a Senior Mentor with the Leadership Development and Education Program for Sustained Peace at the United States Naval Post Graduate School and serves on the Board of the Keck Institute for International and Strategic Studies at Claremont McKenna College. He received a B.A. in Civil Government from Claremont McKenna College, and a M.A. in History from Texas Christian University while serving as an Assistant Professor of Military Science.

Angus L. Macdonald

Director of FLIR

Mr. Macdonald, 55, has served as a Director of FLIR since April 2001. In 2000, Mr. Macdonald founded and is currently President of Venture Technology Merchants, LLC, an advisory and merchant banking firm to growth companies regarding capital formation, corporate development and strategy. From 1996 to 2000, Mr. Macdonald was Senior Vice President and headed Special Situations in the health care equities research group at Lehman Brothers, Inc. Prior to joining Lehman Brothers, Mr. Macdonald was a senior securities analyst at Fahnestock, Inc. (now Oppenheimer). He holds a B.A. from the University of Pennsylvania and an MBA from Cranfield University, UK.

Michael T. Smith

Director of FLIR

Mr. Smith, 67, has served as a Director of FLIR since July 2002. From 1997 until his retirement in May 2001, Mr. Smith was Chairman of the Board and Chief Executive Officer of Hughes Electronics Corporation. From 1985 until 1997 he served in a variety of capacities for Hughes, including Vice Chairman of Hughes Electronics, Chairman of Hughes Missile Systems and Chairman of Hughes Aircraft Company. Prior to joining Hughes in 1985, Mr. Smith spent nearly 20 years with General Motors in a variety of financial management positions. Mr. Smith is also a Director of Ingram Micro, Inc., Teledyne Technologies Incorporated and WABCO Holdings Inc. Mr. Smith holds a B.A. from Providence College and an MBA from Babson College. He also served as an officer in the United States Army.

Steven E. Wynne

Director of FLIR

Mr. Wynne, 58, has served as a Director of FLIR since November 1999. Since February 1, 2010, Mr. Wynne has served as Senior Vice President of The ODS Companies, a diversified insurance company. From March 1, 2004 through March 31, 2007, Mr. Wynne was President and Chief Executive Officer of SBI International, Ltd., parent company of sports apparel and footwear company Fila. From August 2001 through March 2002, and from April 2003 through February 2004, Mr. Wynne was a partner in the Portland, Oregon law firm of Ater Wynne LLP. Mr. Wynne served as acting Senior Vice President and General Counsel of FLIR from April 2002 through March 2003. Mr. Wynne was formerly Chairman and Chief Executive Officer of eteamz.com, an on-line community serving amateur athletics, from June 2000 until its sale to Active.com in January 2001. From February 1995 to March 2000, Mr. Wynne served as President and Chief Executive Officer of adidas America, Inc. Prior to that time, he was a partner in the law firm of Ater Wynne LLP. Mr. Wynne received an undergraduate degree and a J.D. from Willamette University. Mr. Wynne also serves on the Board of Directors of Planar Systems, Inc.

John J. Wood, Jr.

Director of FLIR

Mr. Wood, 66, was elected to FLIR’s Board of Directors in May 2009. Mr. Wood served as Chief Executive Officer of Analogic Corporation, a leading designer and manufacturer of medical imaging and security systems, from 2003 to 2006, and is currently a consultant. Prior to joining Analogic, Mr. Wood held senior executive positions over a 22-year career at Thermo Electron Corporation. He served as President of Peek Ltd., a division of Thermo Electron Corporation, and as a Senior Vice President of the parent company. He previously served as President and Chief Executive Officer of Thermedics, a subsidiary of Thermo Electron Corporation. Mr. Wood is a director of ESCO Corporation and American Superconductor. Mr. Wood earned a Bachelor’s degree in Electrical Engineering from Louisiana Tech University and a Master’s degree in Electrical Engineering from Massachusetts Institute of Technology.

Anthony L. Trunzo

Senior Vice President, Finance and Chief Financial Officer of FLIR; Chief Financial Officer of the Purchaser

Mr. Trunzo, 47, has served as Senior Vice President, Finance and Chief Financial Officer of FLIR since June 1, 2010. Mr. Trunzo joined FLIR in August 2003 as Senior Vice President, Corporate Strategy and Development. From 1996 until joining FLIR, Mr. Trunzo was Managing Director in the Investment Banking Group at Banc of America Securities, LLC. From 1986 to 1996, he held various positions at PNC Financial Services Group, Inc. Mr. Trunzo holds a B.A. in Economics from the Catholic University of America and an MBA with a concentration in Finance from the University of Pittsburgh.

William W. Davis

Senior Vice President, General Counsel and Secretary of FLIR; Director and Secretary of the Purchaser

Mr. Davis, 54, joined FLIR in July 2007 as Senior Vice President, General Counsel & Secretary. Prior to joining FLIR, from 2005 to 2007, Mr. Davis served as Deputy General Counsel of Brunswick Corporation, a global manufacturer and marketer of recreation products. From 1999 to 2005, he was employed in various capacities with General Dynamics Corporation, a provider of aerospace and combat, marine and information systems products and services, including Vice President and General Counsel of its Land Systems and Armament and Technical Products subsidiaries. From 1990 to 1992 and 1993 to 1999, Mr. Davis practiced law, most recently as a partner in the firm of Katten, Muchin & Zavis. From 1992 to 1993, Mr. Davis served as a law clerk to the Honorable Edward Carnes of the United States Court of Appeals for the Eleventh Circuit. Mr. Davis received his B.S. with distinction from the United States Naval Academy and his J.D. from the University of Chicago Law School. Following graduation from the Naval Academy, Mr. Davis served as an officer in the United States Marine Corps and Marine Corps Reserve.

William A. Sundermeier

President, Government Systems Division of FLIR; Director and President of the Purchaser

Mr. Sundermeier, 46, has been serving as the President of FLIR’s Government Systems Division since April of 2006. Mr. Sundermeier joined FLIR in 1994 as Product Marketing Manager for Thermography Products and was appointed Director of Product Marketing for commercial and government products in 1995. In 1999, Mr. Sundermeier was appointed Senior Vice President for Product Strategy, focused on the integration of newly acquired companies. In September 2000, Mr. Sundermeier was appointed Senior Vice President and General Manager, Portland Operations. In April 2004, he was appointed Co-President of the Imaging Division. Prior to joining FLIR, Mr. Sundermeier was a founder of Quality Check Software, Ltd. in 1993. Mr. Sundermeier received his B.S. in Computer Science from Oregon State University.

Sean H. Jordan

Vice President, Finance, Government Systems Division of FLIR

Mr. Jordan, 48, has been serving as Vice President, Finance, Government Systems Division of FLIR since March 2007. Mr. Jordan joined FLIR in 2003 as Director of Internal Audit. Prior to joining FLIR, Mr. Jordan, served in various senior executive positions with High Technology Solutions, a defense engineering firm in San Diego, California, including Chief Financial Officer, Controller and Vice President, Operations of its EyeVelocity subsidiary. He has held various other financial management positions within the U.S. defense industry at Litton Industries and as a member of KPMG’s National Government Contract Practice. Mr. Jordan is a licensed Certified Public Accountant and holds a B.S. in Business Administration, with emphasis in Accounting from Clarion University of Pennsylvania.

Andrew C. Teich

President, Commercial Systems Division of FLIR

Mr. Teich, 50, has been serving as President of FLIR’s Commercial Vision Systems Division since April 2006 and, as of January 2010, now serves as President of the FLIR’s Commercial Systems Division. Mr. Teich joined FLIR as Senior Vice President, Marketing, as a result of FLIR’s acquisition of Inframetrics in March of 1999. From 2000 to 2006, he served as the Senior Vice President of Sales and Marketing and then as Co-President of the Imaging Division of FLIR. While at Inframetrics, Mr. Teich served as Vice President of Sales and Marketing from 1996 to 1999. From 1984 to 1996, Mr. Teich served in various capacities within the sales organization at Inframetrics. He holds a B.S. degree in Marketing from Arizona State University and has attended executive education courses at Stanford University.